FORM 4                                        U.S. SECURITIES AND EXCHANGE COMMISSION
                                            STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

( ) Check box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instructions 1(b).
1. Name and Address of Reporting      2. Issuer Name and                       3. IRS or Social    4. Statement    5. If Amendment,
   Person                                Ticker or Trading                        Security            for             Date of
                                         Symbol                                   Number of           Month/Year      Original
                                                                                  Reporting Person                    (Month/Year)
                                                                                  (Voluntary)

Blackford, David E.                      Zions Bancorporation                                         04-29-2003
One South Main Street, Suite 1134        (ZION)
Salt Lake City, UT  84111

6. Relationship of Reporting Person to Issuer (Check all applicable)

[ ]Director [ ]10% Owner  [X]Officer (give title below) [ ]Other (specify below)
                          Exec Vice President
                          Subsidiary Pres.
7. Individual or Joint/Group Reporting
   [X] Form Filed by One Reporting Person
   [ ] Form Filed by More than One Reporting Person

Table I - Non-Derivative Securities Acquired, Disposed of, or Beneficially owned

1. Title of       2. Trans-   3. Trans-   4. Securities aquired (A)    5. Amount of    6. Owner-  7. Nature of Indirect
   Security          action      action      or Disposed of (D)           Securities      Ship       Beneficial Ownership
   (Instr. 3)        Date        Code        (Instr. 3, 4 and 5)          Beneficially    Form:      (Instr. 4)
                                 (Instr.                                  Owned at        Direct
                     (Month/     8)                       (A)             End of Month    (D) or
                      Day/                                or              (Instr. 3       Indirect
                      Year)      Code  V  Amount          (D) Price       and 4)          (I)
Common Stock                                                                    1,573      D

Common Stock                              1,020.0775(a)   A                                I          By 401(k) Plan

Common Stock                              41.8728(b)      A               1,448.5276       I          By 401(k) Plan

Common Stock                              1,020.0775(a)   D                     None       I          By Employee Stock Savings Plan

Table II - Derivative Securities Acquired, Disposed of, or Beneficially owned
              (e.g., puts, calls, warrants, options, convertable securities)

1.                   2.       3.     4.      5.              6.          7.                    8.      9.      10.    11.
Title of             Con-     Trans- Trans-  Number of       Date exer-  Title and Amount      Price   Number  Owner- Nature
Derivative           version  action action  Derivative      cisable and of Underlying         of      of      Ship   of
Security             or       Date   Code    Securities      Expiration  Securities            Deriv-  Deriv-  Form   Indirect
(Instr. 3)           Exercise        (Instr. Acquired (A)    Date        (Instr. 3 and 4)      ative   ative   of     Bene-
                     Price of        8)      or Disposed     (Month/                           Secu-   Secu-   Deriv- ficial
                     Deriv-                  of (D)          Day/Year)                         rity    rities  ative  Owner-
                     ative                   (Instr. 3,                                        (Instr. Bene-   Secu-  ship
                     Security                4 and 5)                                          5)      fically rity:  (Instr.
                                                                                                       Owned   Direct 4)
                                                                                                       at end  (D) or
                              (                                                        Amount          of      Indi-
                              Month/  C                      Date  Expi-               or              Month   rect
                              Day/    O                      Exer- ra-                 Number          (Instr. (I)
                              Year    D                      cis-  tion                of              4)      (Instr.
                              )       E   V  (A)    (D)      able  Date  Title         Shares                  4)
Stock Option (right   $48.02  04-25   A       10,000         (c)   04-24 Common Stock  10,000  (c)     116,300  D
to buy)                       -2003                                -2010


Explanation of responses:

          a. Shares transferred from terminated stock savings plan to 401(k) plan. No new acquisition of shares.

          b. During the calendar year ended December 31, 2002, the reporting person acquired the shares indicated under the company's 401(k) Plan at prices ranging from $34.45 to $59.40 per share.

          c. Options granted under the Zions Bancorporation Key
             Employeee Incentive Stock Option Plan. Options vest 33% per year for 3 years.

Signature of Reporting Person:

         /s/Clark B. Hinckley
         --------------------------------------------------
         As Attorney-In-Fact for David E. Blackford